UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 27, 2024

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660

(Full mailing address of principal executive offices)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Changes in Directors and Officers

Effective October 27, 2024, Shital Patel, the Company’s Chief Financial Officer, was also appointed as Chief Executive Officer of Elevate.Money REIT I, Inc. (the “Company”)..

Liquidation and Dissolution

On October 28, 2024, the Board of Directors of the Company (the “Board”) approved a plan of liquidation and dissolution of the Company (the”Plan”), subject to approval of a majority of all votes entitled to be cast by shareholders. The Plan provides for the sale of all of the Company’s assets. The Company will use the proceeds of such sales to pay or provide payment for the Company’s remaining liabilities and expenses and distribute the remaining proceeds, if any, to the Company’s shareholders, afterwhich the Company will wind up operations and dissolve.

On November 12, 2024, the shareholders of the Company holding a majority of the outstanding shares of the Company’s common stock approved the Plan to liquidiate and dissolve of the Company. The Company’s management and Board will work with its Advisor, Elevate.Money, Inc., on plans to liquidate all of the Company’s assets and distribute the net proceeds of such sales as part of the dissolution process as required by Section 7.8.3 of the Company’s Articles of Incorporation.

Sriji Financial Services, LLC (“Sriji Financial”) has been engaged to coordinate the sale of the Company’s properties and the dissolution process. Sriji Financial is owned and operated by Shital Patel, our Chief Executive Officer and Chief Financial Officer, and has previously been engaged as a consultant to our Advisor, Elevate.Money, Inc. Sriji Financial will be paid hourly, at rates determined by the services provided, for these purposes, and will receive a potential payment of up to $75,000 in additional fees depending on certain success metrics. Ms. Patel is not receiving any other compensation from REIT I in connection with her service as an officer of REIT I.

REIT I’s Advisor, Elevate.Money, Inc., will not receive any fees as a result of the liquidation or dissolution process and ceased earning its REIT management fees effective November 1, 2024. The Company currently owes Elevate.Money, Inc. reimbursement with respect to previously paid expenses in an aggregate amount of approximately $200,011, which will be paid by the Company through the liquidation process, subject to $75,000 of such reimbursement being contingent upon certain success metrics.

Lalutosh Real Estate, LLC (“LRE”), which was previously engaged by the Company to provide real estate services in connection with the acquisition, management, financing and disposition of our real properties, will not participate in the liquidation or dissolution process, and has waived all fees that it may otherwise be due as a result of the sale of the Company’s real estate properties. Any asset management fees payable to LRE will also terminate effective November 1, 2024.

A copy of the notice to shareholders regarding approval of the dissolution is attached as Exhibit 99.1 to this Current Rreport on Form 1-U.

Safe Harbor Statement

This report contains forward-looking statements which are based on management’s current expectations and beliefs. Such forward-looking statements are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

99.1	Letter to Shareholders, dated November 15, 2024.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Shital Patel
Shital Patel
Chief Executive Officer and Chief Financial Officer

Date: November 21, 2024